ROPES & GRAY LLP

PRUDENTIAL TOWER

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April 16, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attention: Asen Parachkevov

Kathleen Nichols

T +1 617 854 2418

kathleen.nichols@ropesgray.com

Re: Voya Enhanced Securitized Income Fund

Initial Registration Statement on Form N-2

File Nos: 333-274872 and 811-23903

Dear Mr. Parachkevov:

On behalf of Voya Enhanced Securitized Income Fund (the "Fund"), we are writing to respond to comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") that you provided on Wednesday April 27, 2024 in connection with the Fund's pre- effective amendment to its registration statement relating to the common shares of beneficial interest of the Fund, which was filed with the Commission on March 19, 2024 (SEC Accession No. 0001683863-24-001521) (the "Registration Statement"). Capitalized terms not defined herein have the meaning given to them in the Registration Statement. The following sets forth the Staff's comments and the Fund's responses thereto.

1.Staff Comment: Please add a parenthetical to explain the calculation of the Early Withdrawal Charge in the Fund's Fees and Expenses of the Fund table.

Response: The Fund will revise the referenced disclosure to state "Early Withdrawal Charge (as a percentage of repurchased amount)" in the definitive filing of the Fund's Prospectus.

2.Staff Comment: Please add a line item to the Fund's Statement of Assets and Liabilities following "Total liabilities" captioned "Commitments and Contingencies" and refer to footnotes 3 and 4 (the Staff notes that it expects that no amounts would be included in such line item).

Response: The Fund respectfully declines to add a "Commitments and Contingencies" line item because the criteria to record such liability was not met as of February 12, 2024 and therefore there are no contingent liabilities to report. In making such assessment, the Fund relied of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification ("ASC") 946-20-25-4 (Expense Limitation Agreements) and its references to FASB Concept Statement No. 6, Elements of Financial Statements, and the criteria in paragraph 450-20-25-2.

3.Staff Comment: Please add a statement under "Note 2 – Significant Accounting Policies" to the Fund's financial statements that the Fund is an investment company that follows the accounting and reporting guidance under ASC 946.

Response: The Fund respectfully declines to add the requested statement at this time. The Fund notes, however, that it will include the following disclosure in the notes to financial statements of future audited financial statements of the Fund.

The Fund is an investment company and as a result follows accounting and reporting guidance under Financial Accounting Standards Board Accounting Standards Codification Topic 946, Financial Services – Investment Companies.

4.Staff Comment: The staff notes that a number of the Fund's agreements filed as exhibits to the

Registration Statement are "Form of" agreements; please explain why final agreements are not filed.

Response: The Fund has filed preliminary forms of those material agreements required under Form N-2 because such agreements have not yet been executed. The Fund confirms that each such form of agreement has been approved by the Board of Trustees of the Fund to be effective as of the effectiveness of the fund's registration statement; there are no material changes contemplated and the only outstanding matter is the signature and related date of execution. As a matter of course, the sponsor to the Fund coordinates execution of agreements as of the date of a new fund's effectiveness. Accordingly, once the Fund is declared effective, the agreements will be executed and in place prior to the Fund's subsequent launch date. The Fund believes this approach is permitted in reliance upon Rule 483 under the Securities Act of 1933 which states that a registrant is not required to refile an exhibit filed in preliminary form if the only changes are "to correct typographical errors, insert signatures or make other similar immaterial changes." The Fund nonetheless intends to file the final agreements with the Fund's first post-effective amendment to its Registration Statement.

* * *

Should members of the Staff have any questions or comments, please contact the undersigned at (617) 854-2418 or kathleen.nichols@ropesgray.com .

Very truly yours,

/s/ Kathleen Nichols Kathleen Nichols

cc:Huey P. Falgout, Jr., Esq., Voya Investments, LLC Joanne Osberg, Esq., Voya Investments, LLC Gizachew Wubishet, Esq., Voya Investments, LLC Elizabeth J. Reza, Esq., Ropes & Gray LLP
Jessica Reece, Esq., Ropes & Gray LLP
Jeremy Smith, Esq., Ropes & Gray LLP